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                                                                   Exhibit 99.2

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE
INDIAN COMPANIES ACT, 1956

In accordance with Section 173(2) of the Indian Companies Act, 1956, the following information is given in respect of the special business set out in the notice of the annual general meeting of the Company to be held on June 17, 2002.

ITEM NO. 5

At the Extraordinary General Meeting held on 3rd July 1998, members had approved the appointment of Mr. R. Ramaraj as Managing Director of the Company with effect from 1st April 1998 for a period of five years.

At the Fifth Annual General Meeting held on August 2, 2001 the members had approved the remuneration payable to Mr. R.Ramaraj, Managing Director and Chief Executive Officer of the Company, of an amount not exceeding Rs. 7,500,000 (Rupees Seven Million Five Hundred Thousand) per annum in the aggregate, and authorised the Board to revise the managerial remuneration, subject to the limits prescribed by the Indian Companies Act 1956 or as permitted by the Central Government.

The actual remuneration to Mr. R. Ramaraj was restricted to an amount not exceeding Rs.2,400,000 (Two Million Four Hundred Thousand) per annum plus perquisites, as per the then applicable ceiling prescribed under Schedule XIII of the Indian Companies Act, 1956. However, these were not as per industry standards.

The Government, amended Schedule XIII of the Indian Companies Act, 1956, vide its notification dated 16th January 2002. In line with the notification, it is proposed to revise the managerial remuneration payable to Mr. R Ramaraj to Rs. 4,800,000 (Rupees Four Million Eight Hundred Thousand) plus perquisites as per
Schedule XIII of the Indian Companies Act, 1956 and the revised remuneration, on approval of the members, will be effective from 16th January 2002.

The Board recommends the proposed resolution.

MEMORANDUM OF INTEREST

Except for Mr. R Ramaraj, Managing Director and Chief Executive Officer, none of the Directors are directly concerned or interested in the above resolution.

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AS REQUIRED BY THE NOTIFICATION DATED 16TH JANUARY 2002, THE FOLLOWING
INFORMATION IS PROVIDED TO THE MEMBERS, IN CONNECTION WITH THE PROPOSED RESOLUTION FOR INCREASE IN REMUNERATION.

GENERAL INFORMATION:

NATURE OF INDUSTRY

Satyam Infoway Limited is the largest integrated Internet, networks and e-Commerce services Company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure.

DATE OR EXPECTED DATE OF COMMENCEMENT OF COMMERCIAL PRODUCTION

The Company was incorporated on 12th December 1995 and commenced operation of private data network business in April 1998 and launched the Internet service operations and Internet portal website in November 1998.

IN CASE OF NEW COMPANIES, EXPECTED DATE OF COMMENCEMENT OF ACTIVITIES AS PER PROJECT APPROVED BY FINANCIAL INSTITUTIONS APPEARING IN THE PROSPECTUS.

Not applicable.

FINANCIAL PERFORMANCE BASED ON GIVEN INDICATORS   - AS PER INDIAN GAAP


                                    Figures in Rs. million

Year                    1999           2000        2001           2002
----                    ----           ----        ----           ----
Sales Revenue and       103.86        775.67      2149.92       1498.52
Other Income

Net Profit/(Loss)      (205.59)      (282.52)    (2206.70)     (7123.16)
before tax


EXPORT PERFORMANCE AND NET FOREIGN EXCHANGE COLLABORATIONS

None

FOREIGN INVESTMENTS OR COLLABORATIONS, IF ANY.

The Foreign holding in the share capital of Satyam Infoway Limited is as under:

   FOREIGN HOLDING                                   NUMBER     PERCENT
   ---------------                                -----------   -------
   American Depository Shares                       5,933,403    25.6%
   South Asia Regional Fund                         3,600,000    15.5%
   Sterling Commerce                                  481,000     2.1%
   Government of Singapore Inv. Corpn. Pte Ltd        347,200     1.5%

   TOTAL FOREIGN HOLDING                           10,361,603    44.7%

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INFORMATION ABOUT THE APPOINTEE:

BACKGROUND DETAILS

Mr. R. Ramaraj has served as Chief Executive Officer of Satyam Infoway
Limited (Sify) since April 1998. Mr. Ramaraj has served as a Director since August 1996, prior to which he was associated as an advisor to Sify since June 1996.

From 1992 to 1996, Mr. Ramaraj served as a Director of Sterling Cellular Limited, a mobile telephone company based in India. Mr. Ramaraj is a Director of Universal Print Systems Ltd., a publicly held printing company based in India. Mr. Ramaraj has also been invited to join the Board of RPG Cellular Services Ltd, as a Non-Executive Director.

Mr. Ramaraj is a B.Tech from Madras University and a P.G.D.M. from IIM Calcutta. Under the leadership of Mr. Ramaraj, Sify has carved out a niche for itself in the internet industry and has won several awards.

PAST REMUNERATION

Mr. R. Ramaraj's remuneration was restricted to an amount not exceeding Rs.2,400,000 (Rupees Two Million Four Hundred Thousand Only) per annum plus perquisites, as per the then applicable limits prescribed under Schedule XIII of the Indian Companies Act, 1956.

RECOGNITION OR AWARDS

Mr. Ramaraj was awarded the prestigious Web Evangalist Award under the category of INTERNET PERSONALITY OF THE YEAR for the year 2000 in recognition for his outstanding contribution to the creation and nurturing of Internet space and its related opportunity areas.

JOB PROFILE AND HIS SUITABILITY

The business of Sify can broadly be divided into the following strategic units viz Enterprise Solutions, Consumer Access, Retail Internet Access, Portals and Web Hosting, each headed by a Business Head. These business heads report to the Chief Operating Officer, who along with the Chief Financial Officer report to Mr. Ramaraj. The management of the Company's operations vests with this team, headed by Mr. Ramaraj, as Chief Executive Officer.

Given the profile and experience, Mr. R. Ramaraj is best suited for Managing Director's position.

REMUNERATION PROPOSED

The proposal is to revise the managerial remuneration payable to Mr. R Ramaraj to a sum not exceeding Rs. 4,800,000 (Rupees Four Million Eight Hundred Thousand
Only) plus perquisites as per Schedule XIII of the Indian Companies Act 1956 and the revised salary, on approval of the members, will be effective from 16th January 2002.

COMPARATIVE REMUNERATION PROFILE WITH RESPECT TO INDUSTRY, SIZE OF THE COMPANY, PROFILE OF THE POSITION AND PERSON (IN CASE OF EXPATRIATES THE RELEVANT DETAILS WOULD BE W.R.T THE COUNTRY OF HIS ORIGIN)

Sify is predominantly an Internet service provider with a comprehensive range of products and services. The operations of the company are not comparable with others offering similar services as part of wider network of telecommunication services.

PECUNIARY RELATIONSHIP DIRECTLY OR INDIRECTLY WITH THE COMPANY, OR RELATIONSHIP WITH THE MANAGERIAL PERSONNEL, IF ANY.

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The appointee is currently designated as Managing Director and remunerated in accordance with Schedule XIII of the Companies Act, 1956, as applicable prior to the notification dated 16th January 2002. Apart from the foregoing, there is no other pecuniary relationship.

OTHER INFORMATION:

REASONS FOR LOSS OR INADEQUATE PROFITS

When Sify commenced its operations, the internet industry in India was at a nascent stage, without any player having a successful business model. Sify developed a robust business model which has proved to be extremely successful. However, its cost structure has been under severe pressure due to high cost of bandwidth, a significant constituent of the cost.

Sify has also not been able to increase the selling prices due to the prevailing low prices in a predominantly state controlled market. Sify has thus been incurring cash losses in the past.

STEPS TAKEN OR PROPOSED TO BE TAKEN FOR IMPROVEMENT.

Sify has strived to increase its revenue by offering a variety of value added services like VoIP and VPN. Sify has also taken steps to increase the prices and its favourable impact on profitability would be felt in the future.

Sify has made significant efforts to procure bandwidth at a better price and has also taken aggressive measures to contain cost.

EXPECTED INCREASE IN PRODUCTIVITY AND PROFITS IN MEASURABLE TERMS.

The market has been witnessing a favourable trend in terms of availability of bandwidth and a consequent price reduction in the major component of Sify's cost structure.

Towards achieving increased productivity and profits, Sify has entered new markets and also launched a comprehensive range of services.

The synergies obtained would enable Sify enhance revenues, reduce costs and move forward in its path to profitability.

BY ORDER OF THE BOARD
FOR SATYAM INFOWAY LIMITED

R RAMACHANDERAN
COMPANY SECRETARY

Place: Chennai
Date : April 17, 2002